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                      SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended



                                ECS SPOL, S.R.O.

                       (Name of foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:


                             Arnold R. Wallenstein
                               245 Winter Street
                                   Suite 300
                               Waltham, MA 02154


                                    ITEM 1
                                    ------

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

          ECS spol, s.r.o.("ECS"), a Czech Republic corporation, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that ECS is a foreign utility company within the meaning of
Section 33(a) of the Act.

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Name and Business Address:
-------------------------

ECS spol, s.r.o.
Klimentska 6/2062
Praha 1
Czech Republic


Description of Facilities:
-------------------------

          The jurisdictional facilities consist of a 12 megawatt steam and electric generation plant made up of two 6 megawatt coal fired steam turbines. The plant is situated at the Energy Center Silon in Tabor, Czech Republic and delivers steam and electricity to adjoining properties.


Ownership
---------

          There currently are four owners with a 5% or greater interest in ECS. Their respective ownership interests are as follows:

Entity                                  Ownership Interest
------                                  ------------------

EMD Ventures B.V.                       50%
Thermo Ecotek Europe Holdings B.V.      17%
George-Wilhelm Bieniek                  16.5%
Bernhard Rustige                        16.5%


                                    ITEM 2
                                    ------

     State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                Not Applicable

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          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ECS spol, s.r.o.



                                   By:/s/ Arnold R. Wallenstein
                                      _________________________
                                   Name:  Arnold R. Wallenstein
                                   Title: Counsel for ECS spol, s.r.o.

Dated:  May 8, 1998

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